Skadden, Arps, Slate, Meagher & Flom llp 525 University Avenue Palo Alto, California 94301 ________ TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com July 2, 2015

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Mr. Russell Mancuso Branch Chief U.S. Securities & Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Easterly Acquisition Corp.
Amendments No. 1 and 2 to Registration Statement on Form S-1
Filed June 11 and 12, 2015
File No. 333-203975

Dear Mr. Mancuso:

Set forth below are the responses of Easterly Acquisition Corp. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated June 29, 2015, concerning the Registration Statement and our initial public offering of securities. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the Registration Statement on Form S-1 (the “Amended Registration Statement”) to address the Staff’s comments and update certain additional information. The changes reflected in the Registration Statement include those made in response to the comments of the Staff of the Commission set forth in the Staff’s letter, dated June 29, 2015, as well as other updates. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement, unless otherwise noted. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amended Registration Statement. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Amended Registration Statement marked to show changes from the Registration Statement filed on June 11, 2015.

Mr. Russell Mancuso July 2, 2015 Page 2

Prospectus Cover

1.	Please address prior comment 1 as it applies to the disclosure on your prospectus cover.

We have complied and revised the disclosure on the prospectus cover.

2.	Please clarify in an appropriate section of your document whether the one-half warrant underlying the units will be tradable on the disclosed exchange or whether only whole warrants will trade. In this regard, it is unclear why the last paragraph on page 3 of exhibit 5.1 does not address the half warrants.

We respectfully advise the Staff that we indicate only whole warrants will trade on the prospectus cover. We also note this on pages 8 and 108. We also specify that only whole warrants are excercisable and only a whole warrant entitles the holder thereof to purchase one share of our common stock.

We respectfully advise the Staff that we have revised the Exhibit 5.1 opinion to clarify the reference to “Warrant” in opinion paragraph 3.

3.	Given the 24-month limit disclosed here, please tell us the purpose of the first parenthetical phrase in the last paragraph of Exhibit 4.1.

We respectfully advise the Staff that we have deleted this parenthetical in Exhibit 4.1 and re-filed Exhibit 4.1 reflecting this change.

Redemption of warrants, page 10

4. From your response to prior comment 6 and your disclosure on page 10 that you may redeem the warrants only after they are exercisable, it appears that you may not redeem warrants that are not eligible to be exercised under applicable state law. We also note your disclosure that you will redeem outstanding warrants “in whole and not in part.” Therefore, please confirm our understanding that you may not redeem any of the warrants if any single warrant cannot be exercised under applicable state law.

We respectfully advise that the warrants will be “exercisable” once we have entered the “exercise period” described on page 9. Any warrants whose underlying shares are not registered or qualified under applicable state law would still have “become exercisable” upon the start of the “exercise period”. This holds true even if at a certain point in time the shares underlying such warrants were not registered or qualified under applicable state law and such warrants could not be exercised except under an exemption. As such, all warrants will be “exercisable” upon the start of the “exercise period” and at such time we will be eligible to redeem the warrants “in whole and not in part.”

Mr. Russell Mancuso July 2, 2015 Page 3

Manner of conducting redemptions, page 16

5. The last sentence of this section appears to indicate that you will not complete the business combination redemptions if the redemptions would cause your net tangible assets to fall below the $5,000,001 threshold. Please reconcile this statement with section 9.2(e) of Exhibit 3.2 which appears to be limited to redemptions in connection with a vote.

We have complied and revised our Amended and Restated Certificate of Incorporation (Exhibit 3.2) to add a new Section 9.2(f) that provides that we will not consummate a proposed Business Combination if our Redemption Limitation is exceeded. This is consistent with 9.2(e) of our Amended and Restated Certificate of Incorporation and consistent with our current disclosure in the Amended Registration Statement on pages 17 and 80.

Redemption rights in connection with…, page 19

6. From your response to prior comment 12, it appears that the underwriting agreement will include contingencies that create an offering that is other than a firm commitment. It is unclear whether the underwriters will be collecting funds prior to the contingency being satisfied. If so, please tell us whether the underwriters with comply with Rule 15c2-4. Also, please note that the inclusion of an overallotment option is inconsistent with a contingency offering. Please advise or revise as appropriate.

The underwriting agreement that the Company will enter into with Citigroup Global Markets Inc. (“Citi”) will be for a firm commitment underwriting. Pursuant to the underwriting agreement, Citi will agree to purchase all of the units being offered in the initial public offering upon satisfaction of customary closing conditions. Citi will not have the ability to influence or impact the satisfaction of any of the customary closing conditions and will be required to purchase the units if the Company satisfies each of the closing conditions, regardless of whether Citi’s accounts have expressed interest in the offering. Therefore, the Company believes it is appropriate to identify Citi’s obligation to purchase the units as a “firm commitment” and as a result Rule 15c2-4 does not apply.

Mr. Russell Mancuso July 2, 2015 Page 4

7. Please reconcile your disclosure here that the redemption in connection with an amendment will occur on the date of approval of the amendment with the last sentence of section 9.3(c) of exhibit 3.2.

We respectfully advise that Section 9.3 of our Amended & Restated Certificate of Incorporation (Exhibit 3.2), “Distributions from the Trust Account”, describes the various situations in which public stockholders will be entitled to receive funds from the trust account. As explained in 9.3(a), stockholders may be entitled to receive funds from the trust account only in the situations described in Sections 9.2(a), 9.2(b), 9.2(d) and 9.7. Sections 9.2(a) and 9.2(b) describe the redemption rights of stockholders in connection with the consummation of an initial business combination, Section 9.2(d) describes redemption rights in connection with the Company failing to complete an initial business combination within 24 months and Section 9.7 describes redemptions in connection with particular amendments to the Company’s certificate of incorporation. As such, there are three separate mechanisms through which public stockholders may exercise their redemption rights—one in connection with the consummation of an initial business combination, one in connection with the failure to consummate an initial business combination and one in connection with amendments to the certificate of incorporation. The time period for redemption corresponding to each type of redemption varies as described throughout the prospectus and in Exhibit 3.2.

Section 9.3(c) of Exhibit 3.2 is applicable to redemptions in connection with the consummation of an initial business combination, not to redemptions in connection with amendments to the certificate of incorporation.

Redemption of public shares…, page 21

Mr. Russell Mancuso July 2, 2015 Page 5

8. We note that paragraph 2 of exhibit 10.4 states that the 24-month time limitation can be extended by approval of the Company’s shareholders in accordance with your certificate of incorporation. We also note that, under paragraph 16, this exhibit will “terminate in the event that that the Public Offering is not consummated and closed by 24 months from the date of the Public Offering.” Please revise your disclosure to address whether your sponsor and insiders will have a claim to funds held in the trust account if the 24-month period is extended given that the waiver in paragraph 2 will be terminated at that time.

We respectfully advise the Staff that the language referenced by the Staff from paragraph 16 of Exhibit 10.4 was intended to cover termination of the insider letter in the circumstance where the Public Offering was not consummated and closed. If the signatories to the insider letter executed the insider letter at the time of pricing of the Public Offering and the Public Offering did not subsequently close due to unforeseen circumstances, then the insider letter would terminate. In this circumstance, there would be no funds in the Trust Account because the Public Offering was never closed. Assuming the Public Offering does close, then the insider letter would only terminate upon expiration of the lock-up period or upon liquidation of the Company pursuant to paragraph 16. Paragraph 2 already contemplates that the sponsors and insiders have no claim to funds held in the trust account in the event of a liquidation. If a business combination is consummated, then the insider letter will not terminate until thirty days following the business combination and the funds in the Trust Account would have been used in connection with the business combination. To clarify the language in paragraph 16 of Exhibit 10.4, we have revised the termination language in paragraph 16 to make it clear that the insider letter will terminate by December 31, 2015 if the Public Offering has not closed by that time. We respectfully advise the Staff that we have re-filed Exhibit 10.4 reflecting this change.

Indemnity, page 23

9. Please tell us why the waiver in the second paragraph of section 2 of exhibit 10.4 is limited to claims “as a result of any liquidation of the company with respect to the Founder Shares.” Address in your response whether the Sponsor or Insiders would have any other right, title, interest or claim to the funds in the trust account.

We respectfully advise the Staff that the waiver included in Section 2 of Exhibit 10.4 is disclosed on pages 12, 26, 110 and F-13 of the Amended Registration Statement applies only to the founder shares because this waiver is not intended to apply to shares of common stock that may be purchased in the open market. Additionally, in defining “public stockholders” on page 1 of the Amended Registration Statement, we make clear that initial stockholders and members of the Company’s management team will be “public stockholders” to the extent they purchase public shares with respect to such purchased public shares. All officers and directors will waive their rights to the trust account under Section 27 of the Indemnity Agreement, previously filed for your review as Exhibit 10.10. Further, we respectfully advise that the Sponsor has not waived its rights to the trust account beyond the waiver with respect to the founder shares included in Exhibit 10.4 and the disclosure in the Amended Registration Statement does not imply that any further waivers have been made by the Sponsor. Please also see our response to Comment 8.

Mr. Russell Mancuso July 2, 2015 Page 6

Risk Factors, page 27

10. We note your response to prior comment 11. We also note that many of the terms intended to preserve your disclosed intentions are in agreements that may be changed without shareholder consent. We note, for example, the last sentence of your response to prior comment 3 and the last sentence of your response to prior comment 8. Therefore, please add a risk factor to make clear the extent to which the disclosed plans can be changed without consent of the investors in this offering.

We have complied and revised our disclosure on page 46 to add a risk factor.

11. The first bullet point of your response to prior comment 11 indicates that stockholders will have a redemption right if you amend any provision of your certificate of incorporation related to stockholders’ rights or pre-business combination activity; however, section 9.7 of exhibit 3.2 appears to provide a redemption right only if the amendment would affect the substance or timing of your obligation to redeem shares if you have not consummated a business combination within 24 months. Please reconcile.

We have complied and revised our disclosure on the cover page and pages 14, 30, 57, 58, 86, 93 and F-7.

12. Please add a risk factor that explains the greater risk created by the structure of your agreements described in your response to prior comment 15. Avoid mitigating language in your risk factor.

We respectfully advise the Staff that we have revised our disclosure on pages 20 to 21 and 56 to provide that funds in the Trust Account will be released to us, other than amounts to pay the deferred underwriting commissions and amounts due to any public stockholders who exercise their redemption rights. We believe this change alleviates the need for a risk factor.

Mr. Russell Mancuso July 2, 2015 Page 7

13. We note your response to prior comment 21; however, it continues to appear that the tax uncertainties that investors in this offering will face should be addressed clearly in a risk factor. Please revise or advise.

We have complied and revised our disclosure on page 52 to add a risk factor.

We may not be able to complete our initial business combination…, page 29

14. We note your response to prior comment 22. However, section 3.2 of exhibit 4.4 appears to provide that the warrants will expire worthless upon the earlier of liquidation or the expiration of 24-month time period, even if the 24-month period is extended. If true, please clearly alert investors to this provision in an appropriate risk factor. Distinguish between the treatment of the private placement warrants and the public warrants, if any.

We have complied and revised Section 3.2 of our Warrant Agreement (Exhibit 4.4) to clarify this language. We also respectfully advise the Staff that the disclosure throughout the prospectus states that “the warrants will expire five years after the date of the initial business combination, or earlier upon redemption or liquidation.” This disclosure is consistent with our revised language in Section 3.2 of our Warrant Agreement. Finally, we respectfully advise the Staff that there are no differences between the treatment of the private placement warrants and the public warrants except those differences already described in the last paragraph of the risk factor on page 49.

If we are deemed to be an investment company…, page 35

15. Please expand your response to prior comment 23 to tell us why you believe satisfying only the conditions mentioned section 1(c) of exhibit 10.5 would make the exemption applicable.

We have complied and revised the disclosure on pages 35, 56, 66, 89 and F-7. We also respectfully advise the Staff that we believe satisfying the conditions of 1(c) in our Trust Agreement (Exhibit 10.5) will exempt us from being subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”) because the conditions of 1(c) were specifically tailored to meet the exemption provided for in the Investment Company Act. 1(c) provides that we will invest only in government securities within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 180 days or less, or in money market funds that are compliant with paragraphs (c)(2), (c)(3), (c)(4) and (c)(5) of Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations. These specific sections of Rule 2a-7 are also consistent with the no-action letter issued by the Staff to Willkie Farr & Gallagher on October 23, 2000. Because the investment of the proceeds will be restricted to these instruments pursuant to the Trust Agreement and in compliance with these provisions of the Investment Company Act, we believe we will meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act.

Mr. Russell Mancuso July 2, 2015 Page 8

We are not registering the shares of common stock…, page 36

16. The caption of this risk factor suggests that the warrants can be exercised on a cashless basis if the underlying securities are not registered under state securities laws; however, the text of your risk factor regarding using your best efforts to register or qualify the shares under state securities laws for cashless exercise appears to be inconsistent with the caption. Please clarify.

We have complied and revised the disclosure that begins on page 36 to clarify that in situations where the underlying securities are not registered under applicable state securities laws, such warrants can only be exercised if there is an exemption available and that these warrants could potentially expire worthless if there is not an exemption available.

We may amend the terms of the warrants…, page 48

17. Please reconcile your disclosure in this risk factor that you may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least 65% of the then outstanding public warrants with paragraph 9.8 of exhibit 4.4, which requires 50% approval.

We have complied and revised Section 9.8 of the Warrant Agreement to indicate an affirmative vote by the holders of at least 65% of the then outstanding public warrants will be required to amend the terms of the warrants. We respectfully advise the Staff that we have re-filed Exhibit 4.4 reflecting this change.

Use of Proceeds, page 54

18. We note your response to prior comment 27; however, if you do not believe that your franchise tax obligation will be $180,000, please revise your disclosure on page 63 to remove any implication to the contrary.

We have complied and revised our disclosure on page 64 to clarify that we expect our franchise tax obligation to be below $180,000.

Mr. Russell Mancuso July 2, 2015 Page 9

Status as a Public Company, page 73

19. We note your response to prior comment 28; please provide your analysis of whether the risk of potential unknown liabilities, whether related to your securities transactions or otherwise, materially affects a target’s analysis of your company.

We have complied and revised our disclosure on page 74 to indicate that the risk of potential unknown liabilities may materially affect a target’s analysis of the Company.

Redemption, page 81

20. We note your disclosure in response to prior comment 30. If your reference to the “remaining holders” means holders of your outstanding common stock after you have redeemed the common stock sold in this offering, please revise to clarify.

We have complied and revised our disclosure on pages 21 and 83 to clarify that the “remaining holders of the common stock” means the remaining holders of the common stock following the redemption of our public shares.

Transfers, page 102

21. We note your response to prior comment 40; however, it is unclear why the last clause of this section applies only “in the case of clauses (a) through (e)” and not in the case of clause (f). Please advise or revise.

We have complied and revised our disclosure on page 104 to indicate that the last clause of this section applies also in the case of clause (f).

22. Please tell us why this section does not address section 2.5(g) of exhibit 4.4.

We have complied and revised the disclosure on page 104 to indicate that this section also applies in the case of liquidation prior to the completion of the initial business combination in accordance with Section 2.5(g) of Exhibit 4.4.

Mr. Russell Mancuso July 2, 2015 Page 10

Redeemable Warrants, page 109

23. We note your response to prior comment 44. From your disclosure on page 112, the purpose and effect of the Black-Scholes Warrant Value exercise price reduction remains unclear. Please provide us an example of a transaction in which the warrant price would be so reduced, and explain how the reduction achieves the intended purpose of the adjustment. Also, please replace the vague term, certain, in your revisions on page 112 with clear disclosure about the purpose and effect of the exception.

We have complied and revised the disclosure on page 114. An example of a transaction where the warrant price would be reduced according to this formula would be one in which the successor entity’s common stock following a combination with the Company would be for in a private company where no quoted market price is available through either its listing on a national securities exchange or through the quote of an established over-the-counter market. In such situations, warrant holders would otherwise forgo the future option value of the warrant since they are required to exercise within 30 days of the event. The option value portion of the warrant value would be deducted from the exercise price in such situations to account for this loss in option value.

24. We note your response to prior comment 45 and your disclosure on page 111 that shares are “registered as part of the registration statement of which this prospectus is a part.” However, the fee table on the facing page of this registration statement does not include the shares underlying the warrants. Therefore, it is unclear on what authority you rely to conclude that the registration statement could cover shares to be issued as a result of a stock split, stock dividend, or similar transaction affecting such underlying securities. Please revise or advise.

We have complied and revised the disclosure on page 113.

25. Please tell us why you deleted the second paragraph that previously followed the list of bullet points in this section.

We respectfully advise the Staff that we have added this deleted paragraph back to the Amended Registration Statement following the list of bullet points in this section.

26. Please clarify your disclosure regarding the rights to exercise on a cashless basis to address the 61 business days mentioned in section 7.4.1 of exhibit 4.4.

We have complied and revised our disclosure on pages 10, 37 and 112 to clarify that if the shares issuable upon exercise of the warrants are not registered under the Securities Act by the 60th business day following the closing of the business combination, the Company will be required to permit holders to exercise their warrants on a cashless basis during the period beginning on the 61st business day after the closing of the business combination and ending upon such registration being declared effective by the Staff.

Mr. Russell Mancuso July 2, 2015 Page 11

Certain Anti-Takeover Provisions of Delaware Law…, page 115

27. Please describe the anti-takeover effect of sections 5.3 and 5.4 of exhibit 3.2.

We have complied and revised our disclosure on page 117 to describe the anti-takeover effect of Sections 5.3 and 5.4 of Exhibit 3.2.

Underwriting, page 126

28. We note your response to prior comment 47. Given that you are not eligible to conduct an at-the-market offering, it is unclear on what authority you rely to conclude that the offering price and other terms of the transaction could be revised before the completion of this offering. Please revise or advise.

We have complied and deleted the referenced disclosure on page 128 of the Registration Statement.

Signatures

29. Please include the signature of the attorney-in-fact who signed the document on behalf of the identified individuals.

We have complied and revised the signature page.

Exhibit 5.1

30. We note the second sentence of the second paragraph on page 2 of this exhibit. Please tell us what documents included in that assumption are relevant to the opinion required by Regulation S-K Item 601(b)(5) for the common stock. Also, if the assumptions in that sentence prove incorrect, please tell us how the opinions regarding the units and warrants would be affected; if the opinions would differ should the assumptions prove to be incorrect, it is unclear why the assumptions are appropriate.

We have complied and revised the Exhibit 5.1 opinion to make it clear that the assumption, as it relates to documents signed by other parties, refers to Continental Stock Transfer & Trust Company as the warrant agent with respect to the warrant agreement. We believe that the enforceability of the warrants is dependent in part on the enforceability of the warrant agreement against the warrant agent, and therefore, have made those assumptions. We believe these assumptions are consistent with opinion practice and do not detract from the opinion.

Mr. Russell Mancuso July 2, 2015 Page 12

We also understand the Staff is concerned about the assumption pertaining to the Company’s entering into or filing the listed documents, including the amended and restated certificate of incorporation (“Company Charter”). We do not believe that the common stock is authorized until the Company Charter has been filed, or the units and the warrants would be enforceable unless and until the Underwriting Agreement has been signed, and in the case of the warrants, the warrant agreement has been entered into. We believe these assumptions, as they relate to future events, are similar to an assumption permitted by Staff Legal Bulletin No. 19, dated October 14, 2011 (“SLB 19”) that the registration statement has been declared effective. To remove the assumption with respect to the Company Charter, we will file another Exhibit 5.1 opinion at the time the Company Charter is filed shortly prior to the effectiveness of the Registration Statement.

31. Please tell us who are the “other representatives” mentioned in the second sentence of the second paragraph on page 2 of this exhibit. Also, please tell us why you believe it is appropriate for the opinion to assume the accuracy of those representatives’ representations of facts.

We have complied and revised the Exhibit 5.1 opinion to clarify that “other representatives” refers to “authorized” representatives of the Company other than officers – this might include, for example, its employees, legal advisors and accountants. Consistent with SLB 19, we believe it is appropriate to assume the accuracy and representation of facts by officers and employees of the Company.

32. Please file an opinion that addresses all laws in the appropriate jurisdictions, not just the laws that are “normally applicable” in counsel’s “experience.”

We have complied and revised the Exhibit 5.1 opinion.

Mr. Russell Mancuso July 2, 2015 Page 13

33. Please provide us your analysis of why clauses (a) and (b) on page 3 of the exhibit are relevant to the opinion required by Regulation S-K Item 601(b)(5) for the common stock.

We have complied and revised the Exhibit 5.1 opinion to make it clear that clauses (a) and (b) only apply to opinion paragraphs 3 and 5 of the opinion as revised.

34. Please tell us the nature of the exceptions and limitations mentioned in clause (b)(i) on page 3 of the exhibit, and why it is appropriate for the opinion to be subject to those exceptions and limitations.

We have complied and revised the Exhibit 5.1 opinion. We respectfully advise that we typically include the reliance mentioned in clause (b)(i) on page 3 of the exhibit, as revised, when issuing an enforceability for units or warrants because courts in the State of New York will enforce choice of law if the contract so provides and the value of the transaction is in excess of $250,000 and will enforce choice of forum provisions if the contract so provides and the transaction is in excess of $1,000,000. See IRB-Brasil Resseguros, S.A. v. Inepar Investments, S.A., 2012 NY Slip Op. 08669 (N.Y. 2012).

35. Please provide us your analysis of how the laws of the State of New York are the appropriate laws governing the opinion addressed in the paragraph numbered 1 on page 3 of this exhibit.

We have complied and revised the Exhibit 5.1 opinion. As discussed in SLB 19, in the case of warrants, counsel “must opine on the legality of the options, warrants or rights” and “as these securities are contractual obligations issued pursuant to agreements, counsel must opine that the option, warrant or right is a binding obligation of the registrant under the law of the jurisdiction governing the option, warrant or rights agreement, respectively”. SLB 19 provides that “an opinion that a debt security or guarantee is a binding obligation of the registrant necessarily encompasses the opinion that the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorized entering into the obligation.” This discussion in Section II.B.1.e. of SLB 19 applies equally to the issuance of warrants pursuant to footnote 22 of SLB 19. The Units are governed by New York law and we have revised Exhibit 4.1 (Unit Certificate) to make this clear.

Mr. Russell Mancuso July 2, 2015 Page 14

Sincerely,

/s/ Gregg A. Noel

Gregg A. Noel

cc:	Mr. Avshalom Kalichstein

Easterly Acquisition Corp.